CONTACT:
Peter A. Arakelian                                  Douglas MacDougall
Director of Investor Relations and                  Priscilla Harlan
Public Relations                                    Feinstein Kean Partners Inc.
Triangle Pharmaceuticals, Inc.                      (617) 577-8110
(919) 493-5980                                      www.fkpi.com
www.tripharm.com

FOR IMMEDIATE RELEASE:

            TRIANGLE PHARMACEUTICALS, INC. REPORTS FINANCIAL RESULTS
                             FOR SECOND QUARTER 1999

DURHAM, N.C., AUGUST 13, 1999 -- Triangle Pharmaceuticals, Inc. (Nasdaq: VIRS) today reported financial results for the second quarter ended June 30, 1999.

For the quarter ended June 30, 1999, the Company reported a net loss of $32,429,000, or ($1.08) per share, compared to a net loss of $14,256,000, or ($0.61) per share in the second quarter of 1998. For the six months ended June 30, 1999, the Company reported a net loss of $50,860,000, or ($1.73) per share, compared to a net loss of $30,664,000, or ($1.41) per share for the same six-month period in 1998.

The Company reported net interest income of $1,080,000 for the quarter ended June 30, 1999, compared to net interest income of $1,239,000 in the same three-month period in 1998. For the six months ended June 30, 1999, the Company reported net interest income of $2,550,000, compared to net interest income of $1,973,000 for the six months ended June 30, 1998. Cash, cash equivalents and total investments were $74,085,000 on June 30, 1999, compared to $118,692,000 on December 31, 1998.

Total operating expenses and loss from operations were $33,509,000 in the second quarter of 1999, reflecting increased expenditures associated with the continuing development of Triangle's drug candidates. Included within second quarter operating expenses is a one-time $4,000,000 payment arising from the license and settlement agreements relating to Coviracil(TM) (emtricitabine) as well as a $5,000,000 development milestone accrual for L-FMAU. Total operating expenses and loss from operations in the second quarter of 1998 were $15,495,000. For the six months ended June 30, 1999, total operating expenses and loss from operations were $53,410,000 compared to $32,637,000 for the six months ended June 30, 1998.

"During the past quarter we have continued to make significant progress toward achieving our 1999 objectives," said David W. Barry, M.D., Chairman and Chief Executive Officer of Triangle Pharmaceuticals, Inc. "We negotiated a very favorable worldwide strategic alliance with Abbott Laboratories. Completion of the alliance on August 3, 1999 provided us approximately $118.3 million in gross proceeds from the sale of Triangle Common Stock and will provide us with $31.7 million in research funding to be received by January 15, 2000. We also have the potential to

     Triangle Pharmaceuticals Reports Financial Results for Second Quarter 1999
                                                                August 13, 1998
                                                                         Page 2

receive up to another $185 million in contingent milestone payments. This alliance provides us with a strong international presence, additional commercial strength in the U.S. market, and financial support which enhances our ability to meet our development and commercial objectives. We continue to advance the development of our portfolio of drug candidates, particularly Coactinon(TM) (emivirine) and Coviracil for HIV, which are in late stage clinical trials."

Dr. Barry continued, "Our progress testifies to the determination and focus of the entire Triangle team, and in order to optimally position us to work with our new partner, we are pleased to announce that the following have been promoted to Executive Vice President: George R. Painter, III, Ph.D., Research and Development; Chris A. Rallis, J.D., Business Development and General Counsel; Franck S. Rousseau, M.D., Medical Affairs and Chief Medical Officer; and Carolyn
S. Underwood, Commercial Operations. James A. Klein, Jr., Chief Financial Officer, has elected to leave Triangle later this month to pursue other interests. Jim has contributed greatly in helping Triangle achieve its present success, and we sincerely thank him for his endeavors." Dr. Barry further noted that Triangle will appoint Thomas R. Staab, II as acting CFO and Treasurer.

Triangle Pharmaceuticals, Inc. is a specialty pharmaceutical company engaged in the development of new antiviral drug candidates, with a particular focus on therapies for the human immunodeficiency virus, including the acquired immunodeficiency syndrome ("AIDS"), and hepatitis B virus. More information about Triangle's portfolio, management and product development strategy is available on the Triangle Pharmaceuticals' website at:
HTTP://WWW.TRIPHARM.COM.

STATEMENTS IN THIS PRESS RELEASE MAY CONSTITUTE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING THE FAILURE TO SUCCESSFULLY COMPLETE PIVOTAL CLINICAL TRIALS, THE COMPANY'S FUTURE CAPITAL NEEDS, THE INABILITY TO COMMERCIALIZE COVIRACIL(TM) (EMTRICITABINE) AND DAPD DUE TO PATENT RIGHTS HELD BY THIRD PARTIES, THE COMPANY'S ABILITY TO OBTAIN ADDITIONAL FUNDING, PATENT PROTECTION AND REQUIRED REGULATORY APPROVALS FOR ITS DRUG CANDIDATES, THE DEVELOPMENT OF COMPETITIVE PRODUCTS BY OTHERS, THE COST OF COACTIVE THERAPY AND THE EXTENT TO WHICH COACTIVE THERAPY ACHIEVES MARKET ACCEPTANCE, THE COMPANY'S SUCCESS IN IDENTIFYING NEW DRUG CANDIDATES, ACQUIRING RIGHTS TO THE CANDIDATES ON FAVORABLE TERMS AND DEVELOPING ANY CANDIDATES TO WHICH THE COMPANY ACQUIRES ANY RIGHTS, AND THESE AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN THIS PRESS RELEASE. THE COMPANY DISCLAIMS ANY OBLIGATIONS TO UPDATE THE STATEMENTS IN THIS PRESS RELEASE.


                           - financial chart follows -

                         TRIANGLE PHARMACEUTICALS, INC.
                         (A Development Stage Company)

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                    THREE MONTHS ENDED              SIX MONTHS ENDED
                                                         JUNE 30,                        JUNE 30,
                                                --------------------------      -------------------------
                                                  1999              1998          1999             1998
                                                --------          --------      --------         --------
Total revenues                                  $     --          $    ---      $    --          $     --

Operating expenses:
      License fees                                 9,245               167         9,445            6,167
      Development                                 19,127            12,737        36,469           21,433
      Purchased research and development           1,247                --         1,247               --
      Selling, general and administrative          3,890             2,591         6,249            5,037
                                                --------          --------      --------         --------
              Loss from operations               (33,509)          (15,495)      (53,410)         (32,637)
Interest income, net                               1,080             1,239         2,550            1,973
                                                --------          --------      --------         --------
Net loss                                        $(32,429)         $(14,256)     $(50,860)        $(30,664)
                                                --------          --------      --------         --------
                                                --------          --------      --------         --------

Basic and diluted net loss per
      common share                               $ (1.08)          $ (0.61)      $ (1.73)         $ (1.41)
                                                --------          --------      --------         --------
                                                --------          --------      --------         --------

Shares used in computing net loss
      per common share                            29,930            23,425        29,422           21,725
                                                --------          --------      --------         --------
                                                --------          --------      --------         --------


                SELECTED CONSOLIDATED BALANCE SHEET INFORMATION
                                (IN THOUSANDS)


                                           JUNE 30,            DECEMBER 31,
                                             1999                  1998
                                         -----------           ------------
                                         (UNAUDITED)
Cash, cash equivalents and
      investments                         $ 74,085             $ 118,692
Working capital                             40,734                79,807
Total assets                                80,691               124,313
Total stockholders' equity                  52,552               101,951
